UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

              SEC FILE NUMBER:                     CUSIP NUMBER:
                 000-16207                           016557407


 (Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
                [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR
                For Period Ended: December 31, 2006
                                  -----------------

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                        All American Semiconductor, Inc.
                        --------------------------------
                             Full Name of Registrant

                                       N/A
                            -------------------------
                            Former Name if Applicable

                           16115 Northwest 52nd Avenue
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                              Miami, Florida 33014
                            ------------------------
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |    (a) The reason described in reasonable detail in Part III of this
         |        form could not be eliminated without unreasonable effort or
         |        expense;
         |    (b) The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
    [X]  |        N-CSR, or portion thereof, will be filed on or before the
         |        fifteenth calendar day following the prescribed due date; or
         |        the subject quarterly report or transition report on Form 10-Q
         |        or subject distribution report on Form 10-D, or portion
         |        thereof, will be filed on or before the fifth calendar day
         |        following the prescribed due date; and
         |    (c) The accountant's statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and unreasonable effort and expense to the registrant. The registrant was unable to file the Form 10-K by the April 2, 2007 deadline because it is still in the process of finalizing its year-end financial results and its year-end audit is not yet complete. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Howard L. Flanders            (305)               621-8282
             ------------------         -----------       ------------------
                  (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  All American Semiconductor, Inc. (the "Company") anticipates that its revenues (unaudited) for the fiscal year ended December 31, 2006 were $452.9 million, an increase of 4.6% over the $433.0 million of revenue in the same period of 2005. While the Company is still in the process of finalizing its year-end financial results, the Company expects to report a loss from operations for the year ended December 31, 2006 in the range of $1.2 million to $2.0 million and a net loss to be in the range of $11.0 million to $11.8 million ($(2.74) to $(2.94) per share (diluted)). For the year ended December 31, 2005, the Company generated income from operations of approximately $5.9 million and net income of $582,000 ($0.14 per share (diluted)). The loss from operations and net loss for the year ended December 31, 2006 includes a non-cash item of approximately $2.5 million in connection with an increase in the inventory obsolescence reserve. The net loss for 2006 also includes a non-cash write-off of a deferred tax asset of $3.8 million. Interest expense was $7.5 million for 2006 as compared to $5.0 million for 2005. The increase in interest expense resulted from an increase in average borrowings and an increase in overall interest rates. The net loss for the year ended December 31, 2006 does not reflect a tax benefit for tax loss carryforwards in the range of $3.2 million to $3.5 million.

                  Operating losses were primarily the result of significant cost overruns and severe operating issues relating to the implementation of a new ERP system which was placed into service in the first quarter of 2006 and the increase in the inventory obsolescence reserve. These cost overruns and operating issues continued throughout 2006 and into 2007 and caused significant liquidity problems which in turn impeded the Company's ability to purchase products needed to maintain its business levels, which in turn worsened the liquidity situation.

                  Revenue, operating and net loss data for 2006 remain subject to possible adjustments in inventory and/or accounts receivable reserves and/or write-offs as well as other potential adjustments in connection with the completion of the year-end audit and the preparation of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

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

                        All American Semiconductor, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2007                             By: /s/ HOWARD L. FLANDERS
                                                    ----------------------------
                                                    Howard L. Flanders
                                                    Executive Vice President and
                                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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